December 6, 2019

Allen J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

       Re: The Sherwin-Williams Company
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-04851

Dear Mr. Mistysyn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services